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                                                                     EXHIBIT 4.1
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                          DESCRIPTION OF CAPITAL STOCK


     The following summary is a description of certain provisions of the Company's Certificate of Incorporation and Bylaws that will be in effect upon the completion of the Recapitalization, which will occur concurrently with the closing of the Offering. Such summary does not purport to be complete, and is qualified in its entirety by all of the provisions of the Certificate of Incorporation and Bylaws. Copies of the Certificate of Incorporation and Bylaws are filed as exhibits to the Registration Statement of which this Prospectus forms a part. Upon the closing of the Offering, the authorized capital stock of the Company, after giving effect to the Recapitalization, will consist of 100,000,000 shares of Common Stock, $.01 par value ("Common Stock"), and 8,000,000 shares of preferred stock, $.01 par value ("Preferred Stock").

Common Stock

     Assuming the completion of the Recapitalization and the conversion of the Class C-1 common stock, as of September 30, 1996, there were 8,911,091 shares of Common Stock outstanding. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of shares of Common Stock and Preferred Stock with a majority of the votes entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon a liquidation, dissolution or winding up of the Company, subject to the payment of any amounts which holders of Preferred Stock are entitled to receive in preference to holders of Common Stock, to the extent any assets of the Company remain available for distribution to stockholders, the holders of Common Stock and Preferred Stock are entitled to receive $10.00 per share, reduced by any prior payments to such holder in connection with any liquidation, dissolution or winding up of the Company (not including accrued and unpaid dividends and accrued interest thereon). The holders of Common Stock will be entitled to share in the remaining assets of the Company legally available for distribution. Holders of Common Stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the shares of Common Stock to be outstanding upon completion of the Offering will be, fully paid and nonassessable.